EXHIBIT 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Simon Property Group, L.P. (the "Company"), on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Simon, Chief Executive Officer of Simon Property Group, Inc., the general partner of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Simon
_____
David Simon
Chief Executive Officer,
Simon Property Group, Inc.,
the General Partner of the Company
March 31, 2003

A signed original of this written statement required by Section 906 has been provided to Simon Property Group, L.P. and will be retained by Simon Property Group, L.P. and furnished to the Securities and Exchange Commission or its staff upon request.